Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2	Date of Material Change

July 14, 2014

Item 3	News Release

The press release was disseminated through the services of CNW Group.

Item 4	Summary of Material Change

The Company announced that total production at its five operating silver mines in Mexico for the second quarter ending June 30, 2014 reached a new quarterly record of 3,855,224 equivalent ounces of silver, representing an 18% increase compared to the same quarter in 2013.

Item 5	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9	Date of Report

July 14, 2014

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX – FR	July 14, 2014
NYSE - AG
Frankfurt – FMV (WKN: A0LHKJ)

New Record of 3.86 million Silver Eqv. Ounces Produced in Q2;
Announces Spin-out of Non-Core Exploration Properties

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that total production at its five operating silver mines in Mexico for the second quarter ending June 30, 2014 reached a new quarterly record of 3,855,224 equivalent ounces of silver, representing an 18% increase compared to the same quarter in 2013.

Total silver production for the quarter consisted of 3,098,218 ounces of silver, representing an increase of 12% compared to the same quarter in 2013. In addition, 9,131,149 pounds of lead and 2,637,967 pounds of zinc were produced, representing an increase of 54% and a decrease of 9%, respectively, compared to the same quarter of the previous year. Also produced were 2,801 ounces of gold, representing an increase of 40% compared to the second quarter of 2013.

Keith Neumeyer, President & CEO of First Majestic, states, “Higher grades and recoveries in the second quarter propelled total silver production to over 3 million ounces, the highest production rate in the Company’s history. This achievement was partially due to a 59% increase in silver production at San Martin, when compared to the prior quarter, due to higher milling rates following the completion of the recent plant expansion and an increase in silver grades.”

Mr. Neumeyer continues, “Our focus in the second half of 2014 will be to continue to seek and implement new technologies and process automations with the objective to further increase efficiencies and reduce costs.”

Consolidated Production Results	Quarter Ended June 30, 2014	Quarter Ended June 30, 2013	%Change over Prior Year’s Quarter
Ore processed/tonnes milled	671,024	668,398	0%
Total production - ounces of silver equivalent	3,855,224	3,268,117	18%
Total silver ounces produced	3,098,218	2,767,966	12%
Silver grade (g/t)	212	201	6%
Silver recovery (%)	68	64	5%
Pounds of lead produced	9,131,149	5,946,539	54%
Pounds of zinc produced	2,637,967	2,898,093	-9%
Gold ounces produced	2,801	1,995	40%
Tonnes of Iron ore produced	515	5,076	-90%

Operational Review:

The total ore processed during the quarter at the Company's five operating silver mines: La Encantada, La Parrilla, Del Toro, San Martin and La Guitarra, amounted to 671,024 tonnes, reflecting no significant variation year-over-year and represents a 5% increase over the previous quarter. The increase in tonnes compared to the prior quarter was primarily due to higher throughput rates at both Del Toro and San Martin following each of their respective expansions and offset by a slight reduction in tonnes at La Parrilla.

Average silver grades in the quarter for the five mines increased by 6% to 212 g/t compared to 201 g/t in the second quarter of 2013 and relatively consistent with the previous quarter. Combined silver recoveries averaged 68% during the quarter, up from 64% compared to the same quarter in the prior year and higher than the first quarter average of 66%. These improvements were primarily the result of higher recoveries at La Encantada and San Martin.

The Company's underground development in the second quarter consisted of 12,497 metres, relatively unchanged compared to 12,215 metres completed in the previous quarter.

During the quarter, 14 diamond drill rigs were operating at the Company’s five operations. The Company completed 12,508 metres of diamond drilling in the quarter compared to 7,190 metres in the prior quarter, representing a 74% increase. A substantial portion of the current drilling is focused at La Encantada to support the preparation and release of an updated NI 43-101 Technical Report.

The table below represents the operating parameters at each of the Company’s five producing silver mines.

Mine by Mine Quarterly Production Table:

	Ore	Tonnes	Silver Grade	Silver	Silver Oz	Gold Oz	Pounds of	Pounds of	Tonnes of	Equivalent
Mine	Processed	per Day	(g/t)	Recovery %	Produced	Produced	Lead	Zinc	Iron	Silver Ounces
LaEncantada	183,177	2,013	306	60%	1,073,636	24	-	-	515	1,079,122
LaParrilla	171,617	1,886	164	79%	716,045	239	6,003,245	2,496,990	-	1,142,433
DelToro	174,645	1,919	197	66%	730,580	164	3,127,904	140,977	-	899,710
SanMartin	96,278	1,058	196	74%	449,045	939	-	-	-	510,697
LaGuitarra	45,307	498	110	81%	128,912	1,435	-	-	-	223,262
Total	671,024	7,374	212	68%	3,098,218	2,801	9,131,149	2,637,967	515	3,855,224

The following prices were used in the calculation of silver equivalent ounces: Silver: $19.62 per ounce; Gold: $1,289 per ounce; Lead: $0.95 per pound; Zinc $0.94 per pound and Iron $149 per tonne.

At the La Encantada Silver Mine:

  Silver recoveries averaged 60% during the quarter, the single best quarter in the past five years of operation, primarily due to lower manganese grades and the elimination of old tailings fed to the mill.
  A total of 3,095 metres of underground development were completed in the second quarter compared to 2,842 metres of development in the previous quarter. Underground mining continues from the Azul y Oro vein and the "990" and "990-2" chimneys along with some additional production from the Buenos Aires extension and the Regalo Vein and Breccia.
  Four drill rigs were active underground at La Encantada during the quarter. A total of 5,551 metres of exploration and definition drilling was completed in the second quarter compared to 5,923 metres of drilling in the previous quarter.

At the La Parrilla Silver Mine:

  During the quarter, the flotation circuit processed 93,951 tonnes having an average silver grade of 206 g/t and an 87% recovery while the cyanidation circuit processed 77,666 tonnes having an average silver grade of 114 g/t and a 61% recovery.
  Mine development within San Marcos continues to advance in preparation of increasing underground oxide production levels. During the quarter, 454 metres were developed along the oxidized San Marcos vein with an average silver grade of 175 g/t and average width of 2.8 metres. Higher rates of underground extraction of oxide ore are expected to commence in the fourth quarter and will replace the lower grade oxide ore from the Quebradillas open pit. As a result of the transition from open pit to underground mining, the Company is projecting an increase in oxide silver grades along with higher expected recoveries in the cyanidation circuit.
  Recent underground development along ore haulage level 11, now over 1,390 metres in length, has intersected numerous previously unknown mineralized ore veins between the San Marcos and Rosario mines. These new vein discoveries are currently being scheduled for further exploration and exploitation over the upcoming quarters.
  During the quarter, sulphide ore production from the Vacas mine averaged 447 tpd with average grades of 251 g/t silver, 4.5% of lead and 5.4% of zinc.
  Underground development completed in the quarter totaled 2,033 metres compared with 2,255 metres developed in the previous quarter.
  Two underground drill rigs were active within the La Parrilla property during the quarter. A total of 2,247 metres were drilled in the second quarter compared to 448 metres in the previous quarter.

At the Del Toro Silver Mine:

  During the quarter, Del Toro processed 174,645 tonnes of ore with an average silver grade of 197 g/t. Average metallurgical recoveries for silver were 66% for a total production of 730,580 silver ounces representing an increase of 13% compared to the previous quarter and a new quarterly record.
  The flotation circuit continued to operate at higher levels than previously planned, having processed 121,752 tonnes during the quarter with an average silver grade of 213 g/t and a 67% recovery. The cyanidation circuit processed 52,893 tonnes with an average silver grade of 162 g/t and a 64% recovery of silver.
  Due to the large transition ore area within the San Juan ore body which contains high lead content, it has been determined that the most economical method of production is to process this transition ore through flotation rather than cyanidation. Until sufficient oxide ores are developed, all ores from San Juan, Perseverancia, San Nicolas and other areas will be processed through flotation.
  The construction of the larger 115kV power line is expected to be completed by the end of the July with initial electrical testing to begin in August. Once completed, the Del Toro operation will be fully connected to the Mexican power grid allowing for further power cost reductions anticipated to be achieved in September.
  Underground development completed in the quarter totaled 2,972 metres compared with 2,322 metres developed in the previous quarter. Drift development along the Lupita vein at level 10 continues to show economic mineralization with average grades of 288 g/t silver, 6.0% lead and 2.5% zinc.
  During the quarter, two underground drill rigs were active at Del Toro. Total exploration metres drilled in the second quarter amounted to 1,108 metres compared to 297 metres drilled in the previous quarter.

At the San Martin Silver Mine:

  During the quarter, San Martin set a new quarterly production record of 449,045 silver ounces representing a 59% increase compared to the previous quarter. The increase in silver production is a result of the successful plant expansion which allowed for a 23% increase in tonnes, a 21% increase in silver grades and a 7% increase in recoveries when compared to the previous quarter.
  Underground development completed in the second quarter totaled 2,599 metres compared with 3,219 metres of development in the previous quarter.
  Two underground drill rigs were active within the San Martin property during the quarter. Total metres drilled in the second quarter amounted to 1,377 metres compared to 276 metres of drilling in the previous quarter.

At the La Guitarra Silver Mine:

  During the quarter, total production consisted of 128,912 silver ounces and 1,435 gold ounces. This represents a 13% increase in silver production over the previous quarter primarily due to a 16% increase in the silver grade.
  Continued improvements in dilution and grade control as well as the advances in laboratory procedures have supported the increase of silver grade during the quarter.
  Mine development at the Joya Larga structure within the El Coloso area has now reached 737 metres along the vein. A crosscut to access the Jessica vein is now 47 metres in length and requires an additional 120 metres to be developed in order to gain access to this higher silver grade area.
  A total of 1,798 metres of development were completed in the second quarter compared to 1,577 metres of development in the previous quarter.
  Four drill rigs consisting of three underground and one on surface were active in the second quarter within the La Guitarra property. Total metres drilled in the quarter amounted to 2,225 metres compared to 246 metres drilled in the previous quarter.

Other Developments:

On July 1, 2014, First Majestic spun-out its wholly owned subsidiary Minera Terra Plata, S.A. de C.V. (“Terra Plata”), to Sundance Minerals Ltd., a private exploration company focused on precious metal and base metal projects in Mexico and the United States, pursuant to which Sundance agreed to sell 100% of its shares to Albion Petroleum Ltd. (TSXV: ABP.H), a capital pool company listed on the TSX Venture Exchange. Terra Plata owns a 100% interest in a number of grass roots exploration projects which include the Peñasco Quemado Project, the La Frazada Project and the Los Lobos Project, properties that First Majestic acquired through its acquisition of Silvermex in July of 2012.

After Sundance’s completion of the Terra Plata acquisition, Albion Petroleum Ltd. (TSXV: ABP.H), agreed to acquire Sundance by the issuance of common shares to Sundance shareholders by way of a plan of arrangement under the Business Corporations Act of British Columbia and to continue once listed on the TSXV under the name of First Mining Finance Corp. (“First Mining”). Subject to satisfaction or waiver of the conditions by the parties involved, the proposed transaction is expected to complete on or about September 15, 2014. Additional details on the plan of arrangement are expected to be released in September.

Following the completion of the proposed transaction, it is anticipated that First Majestic will distribute all shares of First Mining which it receives to its shareholders by way of dividend in kind, and that First Mining will use its reasonable commercial efforts to qualify the distribution of such shares to US residents.

Also during the quarter, the Company repurchased 40,000 of its common shares on the Toronto Stock Exchange at an average purchase price of CDN$9.96 per share under its Normal Course Issuer Bid.

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer

President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2013, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.